NO ACT

PE
2-5-16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 07 2016

Washington, DC 20549

16004259

March 7, 2016

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 3-7-16

Graham Robinson
Skadden, Arps, Slate, Meagher & Flom LLP
graham.robinson@skadden.com

Re: Vertex Pharmaceuticals Incorporated
Incoming letter dated February 5, 2016

Dear Mr. Robinson:

This is in response to your letter dated February 5, 2016 concerning the shareholder proposal submitted to Vertex by Kenneth Steiner. We also have received a letter on the proponent's behalf dated February 5, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 7, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Vertex Pharmaceuticals Incorporated
Incoming letter dated February 5, 2016

The proposal asks the company to take steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that Vertex may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Vertex's 2016 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Vertex omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 5, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Vertex Pharmaceuticals Incorporated (VRTX)
Elect Each Director Annually
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the February 5, 2015 no-action request.

This company no-action request is without merit. There is no evidence of any date of receipt of the NYS proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Michael LaCascia <Michael_Lacascia@vrtx.com>

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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February 5, 2016

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Vertex Pharmaceuticals Incorporated – 2016 Annual Meeting
Omission of Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Vertex Pharmaceuticals Incorporated, a Massachusetts corporation ("Vertex"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Vertex's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner ("Mr. Steiner"), with John Chevedden ("Mr. Chevedden") and/or his designee authorized to act as Mr. Steiner's proxy (Mr. Steiner and Mr. Chevedden are referred to collectively as the "Proponent"), from the proxy materials to be distributed by Vertex in connection with its 2016 annual meeting of shareholders (the "2016 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Vertex's intent to omit the Proposal from the 2016 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Vertex.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our company can adopt this proposal topic in one-year and the proponent is in favor of a one-year implementation, this proposal allows the option to phase it in over 3-years.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur with Vertex's view that it may exclude the Proposal from the 2016 proxy materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates a shareholder proposal previously submitted to Vertex that Vertex intends to include in the 2016 proxy materials.

III. Background

On December 29, 2015, Vertex received the Proposal dated December 29, 2015 from the Proponent via registered mail. The Proposal was accompanied by a cover letter from the Proponent, executed October 27, 2015. Separately, TD AmeriTrade provided Vertex a letter (the "Broker Letter"), dated December 30, 2015, verifying Mr. Steiner's stock ownership as of such date. Copies of the Proposal, cover letter and the Broker Letter are attached hereto as Exhibit A.

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Previously Submitted to Vertex That Vertex Intends to Include in its 2016 Proxy Materials.

Under Rule 14a-8(i)(11), a company may exclude a shareholder proposal if it substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Commission has stated that the purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other. *See* Exchange Act Release No. 12999 (Nov. 22, 1976).

The Proposal substantially duplicates the proposal previously submitted by the Comptroller of the State of New York on December 17, 2015 (the "NYS Comptroller Proposal"), which was received on or about December 18, 2015. Vertex intends to include the NYS Comptroller Proposal, a copy of which is attached hereto as Exhibit B, in the 2016 proxy materials.

The text of the resolution contained in the NYS Comptroller Proposal is copied below:

> RESOLVED, that shareholders of Vertex Pharmaceuticals urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2016 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2016 from completing the term for which such director was elected.

The substance of the Proposal and the NYS Comptroller Proposal is virtually identical. The NYS Comptroller Proposal requests that the Board of Directors "take all necessary steps... to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2016 be elected on an annual basis"; the Proposal requests that the Company "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year." The Staff consistently has taken the position in various letters that shareholder proposals, even proposals that are less similar to one another than the Proposal and the NYS Comptroller Proposal, are substantially duplicative under Rule 14a-8(i)(11) if the core issues and principles addressed are substantially the same even if they differ in terms or breadth. *See Ford Motor Co.* (Feb. 15, 2011); *Wells Fargo & Co.* (Jan. 7, 2009); *General Motors Corp.* (Apr. 5, 2007); *Weyerhaeuser Co.* (Jan. 18, 2006); *Abbott Laboratories* (Feb. 4, 2004). Given the proposals' similarity, Vertex believes the proposals are substantially duplicative of one another and thus may be properly excluded under Rule 14a-8(i)(11). *See Comcast Corp.* (Feb. 22, 2013); *Bristol-Meyers Squibb Co.* (Mar. 5, 2003).

VII. Conclusion

For the reasons stated above, we respectfully request that the Staff concur in Vertex's opinion that the Proposal may be properly excluded from the 2016 proxy materials under Rule 14a-8(i)(11) because it substantially duplicates the NYS Comptroller Proposal.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Graham Robinson JK

Graham Robinson

Attachments

cc: Michael J. LaCascia
Vertex Pharmaceuticals Incorporated

John Chevedden
Kenneth Steiner

Exhibit A

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Michael J. LaCascia
Corporate Secretary
Vertex Pharmaceuticals Incorporated (VRTX)
50 Northern Avenue
Boston, MA 02210
PH: 617-341-6100

Dear Mr. LaCascia,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

10/27/15
Date

[VRTX: Rule 14a-8 Proposal, December 29, 2015]

Proposal [4] – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our company can adopt this proposal topic in one-year and the proponent is in favor of a one-year implementation, this proposal allows the option to phase it in over 3-years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, worth more than one trillion dollars, adopted this proposal topic since 2012. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make our directors more accountable, and thereby contribute to improved performance and increased company value.

Please vote to enhance shareholder value:

Elect Each Director Annually – Proposal [4]

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

TD Ameritrade

December 30, 2015

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above referenced account since July 1, 2014.

1. Exxon Mobil Corporation (XOM)
2. Vertex Pharmaceuticals Incorporated (VRTX)
3. Science Applications International Corporation (SAIC)
4. TheStreet, Inc. (TST)
5. Time Warner Inc. (TWX)
6. Everi Holdings Inc. (EVRI)

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

200 South 108th Ave.

Exhibit B

THOMAS P. DiNAPOLI
STATE COMPTROLLER

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1343

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

December 17, 2015

Mr. Michael J. LaCascia
Corporate Secretary
Vertex Pharmaceuticals Incorporated
50 Northern Avenue
Boston, Massachusetts 02210

Dear Mr. LaCascia:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Vertex Pharmaceuticals Incorporated shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Vertex Pharmaceuticals Incorporated's board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1343 should you have any further questions on this matter.

Very truly yours,

Gianna M. McCarthy
Director of Corporate Governance

Enclosures

RESOLVED, that shareholders of Vertex Pharmaceuticals urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2016 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2016 from completing the term for which such director was elected.

SUPPORTING STATEMENT

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Director accountability is of particular importance at Vertex Pharmaceuticals where the Company's advisory vote on executive compensation received the support of only 45% of votes cast at the 2015 annual shareholder meeting.

The significant shareholder support for declassification proposals is consistent with empirical studies reporting that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

J.P.Morgan

Daniel F. Murphy

Vice President
CIB Client Service Americas

December 17, 2015

Mr. Michael J. LaCascia
Corporate Secretary
Vertex Pharmaceuticals Incorporated
50 Northern Avenue
Boston, Massachusetts 02210

Dear Mr. LaCascia:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Vertex Pharmaceuticals Incorporated continuously for at least one year as of and including December 17, 2015.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 629,800 shares of common stock as of December 17, 2015 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Daniel F. Murphy

cc: Gianna McCarthy – NYSCRF
Eric Shostal - NYSCRF
Tana Harris – NYSCRF
George Wong - NYSCRF

4 Chase Metrotech Center 11th Floor, Brooklyn, NY 11245
Telephone: [illegible] Facsimile: [illegible] daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.